CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Boxceipts.com, Inc.

We hereby consent to the use in this Registration Statement (the "Registration Statement") on Form S-l of our report dated October 18, 2011, relating to the balance sheet of Boxceipts.com, Inc. (a development stage company) (the "Company") as of August 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the period from October 25, 2010 (inception) through August 31, 2011, which report includes an explanatory paragraph as to substantial doubt about the Company's ability to continue as a going concern, appearing in such Registration Statement. We also consent to the reference to our firm under the Caption "Experts" in such Registration Statement.

/s/ Timothy A. Coons, CPA

October 18, 2011